UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

December 22, 2005

CRUCELL N.V.

(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands

(Address of principal executive offices)

000-30962

(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X              Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__                                           No X

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

PRESS RELEASE

CRUCELL LAUNCHES PUBLIC EXCHANGE OFFER FOR BERNA

Crucell N.V. (“Crucell”) launches recommended public exchange offer for the shares of Berna Biotech AG (“Berna”)

Leiden, 15 December, 2005: Dutch biotechnology company Crucell announced today that it has launched a recommended exchange offer for the shares of Berna (Berne, Switzerland) at an exchange ratio of 0.447 shares of Crucell for each Berna share. Assuming full take-up of the offer, Crucell and Berna’s current shareholders will own approximately 73% and 27%, respectively, of Crucell.

The combination of Crucell and Berna will create the leading independent vaccine company combining marketed products with a broad and attractive pipeline. This combination will generate growing revenues from vaccine sales and technology licensing and royalties. The new company will have a fully integrated infrastructure for in-house development, production and marketing of future products.

The Board of Directors of Berna fully supports this offer and recommends shareholders to accept the offer. Crucell will declare the offer unconditional if at least 67% of the shares are tendered and if certain other conditions are met in accordance with Swiss takeover rules. The exchange offer remains open until 20 January 2006. The transaction is expected to close on 22 February 2006.

The transaction is subject to Swiss law and takeover laws. In addition to its Euronext and Nasdaq listing, Crucell also intends to apply for the listing of its shares on the SWX Swiss Exchange.

Crucell will convene a General Meeting of Shareholders at 2:00 p.m. on Tuesday 10 January 2006, at the Hilton Hotel, Apollolaan 138-140, 1077 BG Amsterdam, the Netherlands. The invitation to attend was published today in selected national newspapers and Euronext Amsterdam’s Officiële Prijscourant. Copies of the Shareholders’ Circular and all related documentation for the General Meeting of Shareholders are available for inspection by shareholders and other persons entitled to attend meetings of shareholders at the registered office of Crucell at Archimedesweg 4, 2333 CN Leiden, The Netherlands, on Crucell’s website (www.crucell.com), and at the office of ABN AMRO Bank N.V., Equity Capital Markets HQ 7006, Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands (fax: +31 20 628 0004; e-mail: prospectus@nl.abnamro.com) from the date hereof until the close of this General Meeting of Shareholders.

About Crucell
Crucell (Euronext and NASDAQ Exchanges: CRXL) is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The Company's development programs include collaborations with: Sanofi Pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and, GlaxoSmithKline (GSK), Walter Reed Army Institute of Research

and New York University for a malaria vaccine. Crucell's products are based on its PER.C6® production technology. The Company also licenses its PER.C6® technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands. For more information, please visit www.crucell.com.

About Berna
Berna (Swiss Exchange: BBIN) develops, produces and markets vaccines and immunotherapeutics for private and public markets worldwide. Headquartered in Berne, Switzerland, with subsidiaries in Europe and Korea, Berna is a fully integrated vaccines company, employing around 700 people. Berna's range of novel and validated proprietary technology platforms support a strong product portfolio. The company markets its core vaccine products in the field of hepatitis B/paediatric, respiratory and travel vaccines and has a broad development pipeline. Development is supported through alliances with academic and commercial partners. Further information on Berna please visit: www.bernabiotech.com.

Citigroup Global Markets Limited ("Citigroup") and ABN AMRO Bank N.V. ("ABN AMRO") are acting as financial advisors for Crucell and no one else in connection with the intended offer and will not be responsible to any other person for providing the protections afforded to clients of Citigroup and ABN AMRO or for providing advice in relation to the intended offer.

UBS AG ("UBS") is acting for Berna and will not be responsible to any other person for providing the protections afforded to clients of UBS or for providing advice in relation to the intended offer.

Restrictions
The offer referred to in this press release is not directly or indirectly being made in any country or jurisdiction, or to such persons, in which or to which such offer would be illegal or otherwise violate applicable law or regulations or which would require Crucell to change the terms or conditions of the offer in any way, to submit an additional application or filing or to perform additional actions in relation to any state, regulatory or legal authorities. It is not intended to extend the offer to any such country or such jurisdiction or to persons in such country or jurisdiction. Documents relating to the offer must neither be directly or indirectly distributed in such countries or jurisdictions nor be sent to such countries or jurisdictions. Such documents must not be used for the purpose of soliciting the purchase of securities of Berna by anyone from such countries or jurisdictions.

The offer referred to in this press release is not being made in or into the United States of America and may only be accepted outside the United States of America, subject to certain exceptions. Accordingly, copies of this press release are not being made available in and should not be mailed or otherwise distributed or sent in, into or from the United States of America, and persons receiving this press release (including custodians, nominees and trustees) must not distribute or send them into or from the United States of America.

This announcement does not constitute an offer of securities for sale in Switzerland, the United States or any other jurisdiction. The securities referred to in this press release may not be offered or sold in the United States or to or for the benefit of US persons (as such term is defined in Regulation S pursuant to the U.S. Securities Act of 1933, as amended (Securities Act)) unless they are registered pursuant to the Securities Act or pursuant to an available exemption therefrom. The issuer of the securities has not registered, and does not intend to register, any of these securities and does not intend to conduct a public offering of securities in the United States.

For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
 h.suykerbuyk@crucell.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRUCELL N.V.
(Registrant)
Date: December 22, 2005	By:

Name: Leon Kruimer
Title: Chief Financial Officer